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FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the Year Ended December 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to

Commission File No. 1-9753

A.
Full title of the plan:

  Georgia Gulf Corporation Savings and Capital Growth Plan
  (referred to herein as the "Plan")

B.
Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

  Georgia Gulf Corporation
  Suite 595
  400 Perimeter Center Terrace
  Atlanta, Georgia 30346
  (770) 395-4500

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

        GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

GEORGIA GULF CORPORATION (plan administrator)
By:	/s/ JOEL I. BEERMAN Joel I. Beerman Vice President

Dated June 30, 2003

APPENDIX 1

        This is a copy of a report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Form 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan

We have audited the accompanying statements of net assets available for benefits of the GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 2001 and 2000 and related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP
Atlanta, Georgia
May 9, 2002

Georgia Gulf Corporation
Savings and Capital
Growth Plan

Financial Statements
as of and for the Years Ended
December 31, 2002 and 2001, Supplemental
Schedule as of December 31, 2002,
and Independent Auditors' Report

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:
Schedule of Assets Held for Investment Purposes at End of Year	10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:

We have audited the accompanying statement of net assets available for benefits of the Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 9, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
June 20, 2003

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS, at fair value, as determined by quoted market prices	$121,042,876	$136,667,403
INVESTMENTS, at contract value	41,254,922	29,237,395

NET ASSETS AVAILABLE FOR BENEFITS	$162,297,797	$165,904,798

See notes to financial statements.

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

INVESTMENT INCOME:
Interest and Dividends	$3,389,081
Contributions:
Participants	5,291,087
Employer	4,261,765
Rollovers	17,082
Assets transferred from another plan	4,656,036

Total investment income	17,615,051

DEDUCTIONS FROM ASSETS:
Net depreciation in fair value of investments	(15,180,833)
Distributions and withdrawals for participants	(6,041,219)

(21,222,052)
NET DECREASE	(3,607,001)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	165,904,798

End of year	$162,297,797

See notes to financial statements.

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.     PLAN DESCRIPTION

        The following description of the Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") provides only general information. Participants should refer to the official plan document for complete information.

        General—The Plan was established January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. by Georgia Gulf Corporation (the "Company" or "Plan Administrator") from Georgia-Pacific Corporation ("G-P"). The Plan is a defined contribution plan administered by AMVESCAP National Trust Company (the "Trustee") and covers substantially all salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

        On June 29, 2002, the Corporation amended the Plan to merge the Aberdeen Hourly Savings and Investment Plan into the Plan, effective May 24, 2002. As a result, a plan-to-plan transfer was made of $4,656,036 for the total account balances of the former Aberdeen Hourly Savings and Investment Plan participants.

        Effective March 18, 2002, the Plan was amended to include an employee stock ownership plan ("ESOP") component to the Plan. With this amendment there is an additional component for those portions of participant accounts that are invested in the Company's common stock fund. Those Company common stock fund accounts now consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the plan is designed to qualify as a stock bonus plan for tax purposes.

        The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined by the Plan:

        Capital Growth Account—All full-time salaried employees of the Company are eligible to participate in the Capital Growth Account on the January 1 following his/her hire date. The Company contributes, on an annual basis, 3% of participants' annual compensation, as defined by the Plan. These contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service ("IRS") regulations and are vested immediately. This contribution is made for all participants who work the entire year, whether they elect to contribute a portion of their compensation into the savings account of the Plan. All contributions are participant-directed. Participants may change their investment elections at any time.

        Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with five or more years of service will be entitled to a contribution for the year of termination.

        Savings Account—All full-time salaried employees may elect to participate in the Savings Account as of the first of the month following the completion of 60 days of service in any calendar quarter. Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 15% of their eligible compensation, as defined by the Plan. Participants may elect to change their contribution percentage on a monthly basis. The Company matches 50% of the participants' pretax contributions up to a maximum of 4% of their annual compensation. Contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations and vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately if a participant leaves the Company due to death, disability, or attainment of age 60 or later (as long as the participant is still an active employee).

        Contributions to the Savings Account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

        Prior Plan Account—Participants in the Plan who were previously employees of Georgia-Pacific Chemicals, Inc. ("Chemicals") may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Due to the Company's acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested. All prior plan accounts are automatically invested in the INVESCO Balanced Fund (see Note 5).

        When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company's Salaried Employees Retirement Plan. If the employee elects a lump-sum distribution, the pre-1985 pension benefit is reduced by the monthly annuity value of the employer fund balance.

        Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

        Investment Funds—Assets held in the Plan as of December 31, 2002 are invested by the Trustee in one or more of the following investment fund options, as described in the related fund prospectuses, offered by the Plan, as directed by participants and/or Plan management.

a.
INVESCO Balanced Fund—A mutual fund which invests in a combination of stocks and bonds, seeking a balance between income and long-term growth.

b.
INVESCO Technology Fund—A mutual fund which invests in stocks of fast-growing companies in the technology sector with the objective of achieving maximum stock appreciation.

c.
IRT Stable Value Fund—A collective trust which invests in guaranteed investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds.

d.
Dodge & Cox Stock Fund—A mutual fund which invests in common stock of well-established companies to achieve long-term capital growth.

e.
INVESCO Small Company Growth Fund—A mutual fund which invests in small-sized companies to achieve substantial capital appreciation.

f.
American Funds Europacific Growth Fund—A mutual fund which invests in a portfolio of companies outside the United States which offer above-average growth potential to achieve long-term capital appreciation.

g.
Georgia Gulf Common Stock Fund—Invests in the Company's common stock, and is designed to qualify as a profit sharing plan for tax purposes.

h.
Georgia Gulf Employee Stock Ownership Plan Fund—Invests in the Company's common stock, and is designed to qualify as a stock bonus plan for tax purposes.

i.
IDS New Dimensions Fund—A mutual fund which invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

j.
Vanguard 500 Index Fund—A mutual fund which invests only in the stocks held in the S&P 500 (the "Index"). In addition, the fund invests in those stocks using the same weighting as the Index.

        Benefits/Distributions—Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his/her account or have the Company purchase an annuity with the participant's vested balance. If the participant's balance is less than $5,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment. Participants may make withdrawals from his or her elective contribution account balance after reaching the age of 59 1/2 years.

        Participant Loans—Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 5.25% to 10.5% at December 31, 2002. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

        Participant Accounts—Each participant's account is credited with the participant's contributions and allocations of company contributions and investment earnings (losses) thereon and investment manager expenses. Allocations of income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Forfeitures—Forfeitures are used to reduce future employer contributions. In 2002, there were $654 forfeitures used to reduce employer contributions, and there were $127,305 of unallocated forfeitures at December 31, 2002.

        Administrative Expenses—Administrative expenses, including trustee fees, are borne by Georgia Gulf Corporation (Plan Sponsor).

        Plan Termination—In the event the Plan terminates, participants become 100% vested in all company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of plan members and beneficiaries.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

        Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

        Valuation of Investments—Investments in the Plan are stated at fair market value based on quoted market price. The Plan's investment in the IRT Stable Value Fund is fully benefit responsive and is stated at contract value in accordance with Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. Participant loans are stated at contract value, which approximate fair value.

        Investment Transactions—Purchases and sales of investments are recorded on their trade dates.

        Income Recognition—Dividends are recorded on the ex-dividend date while interest on investments is recognized when earned.

        Payment of Benefits—Benefits are recorded when paid.

3.     INVESTMENTS

        The following investments represent 5% or more of the Plan's net assets as of December 31, 2002:

	Shares	2002 Fair Value	Shares	2001 Fair Value
INVESCO Balanced Fund—participant-directed	1,310,231	$15,709,670	1,320,940	$19,325,346
INVESCO Balanced Fund—nonparticipant-directed	1,500,002	17,985,019	1,522,225	22,270,155
IRT Stable Value Fund	35,398,543	35,398,543	23,956,122	23,956,122
Dodge & Cox Stock Fund	203,575	17,924,787	171,520	17,239,487
IDS New Dimensions Fund	560,376	10,798,443	518,218	12,737,801
Vanguard 500 Index Fund	145,984	11,744,424	120,421	12,751,344
Georgia Gulf Stock Fund			1,693,885	33,572,792
Georgia Gulf Employee Stock Ownership Plan Fund	1,076,078	26,450,009

        The following table summarizes the net appreciation (depreciation) from investments for the year ended December 31, 2002:

2002
Georgia Gulf Corporation common stock and Employee Stock Ownership Plan	$7,823,856
Mutual funds	(23,004,689)

$(15,180,833)

4.     TAX STATUS

        The Internal Revenue Service has determined and informed the Company by letter dated February 1, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.     NONPARTICIPANT-DIRECTED ACCOUNTS

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2002 and 2001 and for the year ended December 31, 2002:

	2002	2001
Net assets:	$17,985,019	$22,270,155

INVESCO Balanced Fund
Changes in net assets:
Net depreciation in fair value of INVESCO Balanced Fund	$(3,958,167)
Dividends	$236,113
Funds transferred to Participant Directed Accounts	(108,827)
Distributions to participants or beneficiaries	(454,255)

	$(4,285,136)

6.     RELATED-PARTY TRANSACTIONS

        Certain plan investments are shares of mutual funds and common stock managed by the Trustee. These transactions qualify as party-in-interest transactions. In addition to investments held by the Plan in the Company's Employee Stock Ownership Plan Fund, described in Note 3, the Plan holds investments in the Plan Sponsor's Common Stock Fund that has a fair market value of $4,346,296 at December 31, 2002.

SUPPLEMENTAL SCHEDULE
(See Independent Auditors' Report)

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002

	Identity of Issuer	Description of Investments	Cost	Current Value
*	AMVESCO NATIONAL TRUST COMPANY	Collective trust:
		Stable Value Fund, 35,398,543 units	(a)	$35,398,543
		Mutual funds:
		INVESCO Technology Fund, 244,770 shares	(a)	4,207,592
		INVESCO Small Company Growth Fund, 722,590 shares	(a)	6,019,176
		INVESCO Balanced Fund (participant-directed), 1,310,231 shares	(a)	15,709,670
		INVESCO Balanced Fund (nonparticipant-directed), 1,500,002 shares	$27,467,917	17,985,019
	AMERICAN FUNDS	Europacific Growth Fund, 255,005 shares	(a)	5,857,459
	DODGE & COX FUNDS	Dodge & Cox Stock Fund, 203,575 shares	(a)	17,924,787
	THE VANGUARD GROUP	500 Index Fund, 145,984 shares	(a)	11,744,424
	IDS	New Dimensions Fund, 560,376 shares	(a)	10,798,443
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 5.25% to 10.5%) with a maximum maturity up to 5 years	(a)	5,856,379
*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation employee stock ownership plan, 1,076,078 shares	(a)	26,450,009
		Georgia Gulf Corporation common stock, 178,054 shares	(a)	4,346,296

		Total investments		$162,297,797

*
Represents a party-in-interest

(a)
Participant-directed

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
SUPPLEMENTAL SCHEDULE (See Independent Auditors' Report)